[redacted]

SECURITIE 13010229 N

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: April 30, 2013 | |
| Estimated average burden hours per response . . . 12.00 | |

SEC Mail Processing Section

FEB 07 2013

Washington DC 401

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8 - 36803 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.P.P. Euro-Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

595 Madison Avenue
(No. and Street)

| New York | NY | 10022 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paolo Bianco — 212-521-6718 (Area Code -- Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

| 4 Becker Farm Road | Roseland | NJ | 07068 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION RECEIVED FEB 07 2013 REGISTRATIONS BRANCH 16

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, Paolo Bianco, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.P.P. Euro-Securities, Inc., as of December 31, ,20 12 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARYANN RUGGIERO
Notary Public, State of New York
No. 01RU6202240
Qualified in Westchester County
Commission Expires March 16, 2013

Signature

PRESIDENT

Title

Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# J.P.P. EURO-SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

# J.P.P. EURO-SECURITIES, INC.

## CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

# INDEPENDENT AUDITORS' REPORT

To J.P.P. Euro-Securities, Inc.

We have audited the accompanying statement of financial condition of J.P.P. Euro-Securities, Inc. (the "Company") as of December 31, 2012 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

***Management's Responsibility for the Financial Statement***

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of J.P.P. Euro-Securities, Inc. as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
January 25, 2013

# J.P.P. EURO-SECURITIES, INC.

## STATEMENT OF FINANCIAL CONDITION

**December 31, 2012**

| | | |
|---|---|---|
| **ASSETS** | | |
| **Cash and cash equivalents** | $ | 2,571,098 |
| **Cash, segregated for exclusive benefit of customers** | | 150,000 |
| **Due from Parent** | | 41,684 |
| **Expense reimbursement receivable** | | 98,162 |
| **Prepaid expenses** | | 35,889 |
| | $ | 2,896,833 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 30,231 |
| **Stockholder's equity** | | |
| Common stock, $1 par value, 25,000 shares authorized, issued, and outstanding | | 25,000 |
| Additional paid-in capital | | 1,178,990 |
| Retained earnings | | 1,662,612 |
| Total stockholder's equity | | 2,866,602 |
| | $ | 2,896,833 |

*See accompanying notes to financial statement.*

## 1. Nature of business and summary of significant accounting policies

*Nature of Business*

J.P.P. Euro-Securities, Inc. (the "Company") was incorporated in the State of Delaware on August 4, 1986, registered as a broker dealer in December 1986 and is a member of the Financial Industry Regulatory Authority ("FINRA"), an entity created through the consolidation of the National Association of Securities Dealers ("NASD") and the member regulation, enforcement and arbitration functions of the New York Stock Exchange.

On June 19, 2006, Intermonte SIM Spa (the "Parent") purchased all of the outstanding shares of the Company from Oddo et Cie, Enterprise d'Investissement.

The Company introduces United States investors to its foreign brokerage affiliates for execution of transactions with respect to securities listed on various securities exchanges in Europe. The Company does not hold customer funds or safekeep customer securities. The Company also engages in private placement of securities and distribution of third party research.

*Basis of Presentation*

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on January 25, 2013. Subsequent events have been evaluated through this date.

*Revenue Recognition*

The Company earns service fee income from its Parent for providing the Parent with certain administrative support services in connection with customers of the Parent. Service fee revenue is recognized in the period that the services are provided. The Company also earns a management fee for providing similar service to an unrelated third party. Management fee revenue is recognized as earned.

*Cash and Cash Equivalents*

The Company considers its investment in a money market fund to be a cash equivalent.

*Property and Equipment*

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation of equipment, furniture and fixtures on a straight line basis, over the estimated useful life of 7 years. At December 31, 2012, all property and equipment was fully depreciated.

*Income Taxes*

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

## 1. Nature of business and summary of significant accounting policies (continued)

*Income Taxes (continued)*

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more-likely-than-not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce ending retained earnings. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

*Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Property and equipment

Details of property and equipment at December 31, 2012 are as follows:

| | | |
|---|---|---|
| Furniture and fixtures | $ | 59,137 |
| Equipment | | 5,430 |
| | | 64,567 |
| Less accumulated depreciation | | 64,567 |
| | $ | - |

Depreciation expense was approximately $10,000 for the year ended December 31, 2012.

## 3. Net capital requirement

The Company is a member of FINRA, and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 with respect to transactions effected on foreign securities markets. The Company computed its net capital under the alternative method permitted by the rule, which requires it to maintain minimum net capital equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At December 31, 2012, the Company had net capital of approximately $2,691,000, which was approximately $2,441,000 in excess of its minimum requirement of $250,000.

## 4. Income taxes

The provision for income taxes consists of federal, state and local taxes of approximately $25,000 for the year ended December 31, 2012.

A reconciliation of the statutory federal income tax rate and the effective tax rate is as follows:

| | 2012 |
|---|---|
| Federal statutory rate | 20 % |
| State and local income taxes, net of federal effect | 11 |
| Effective income tax rate | 31 % |

### 5. Concentrations of credit risk

In the normal course of business, the Company's activities involve the execution, settlement, and financing of various securities transactions in which counterparties primarily include broker-dealers, banks, and other financial institutions. These activities may expose the Company to off-balance-sheet risk in the event the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or the issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash balances principally in one financial institution which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of this financial institution and does not anticipate any losses from this counterparty.

### 6. Rule 15c3-3

The Company is subject to Securities and Exchange Commission Rule 15c3-3, as adopted and administered by the Securities and Exchange Commission. To comply with its requirements, cash in the amount of $150,000 has been segregated in a special reserve account for the exclusive benefit of customers.

### 7. Related party transactions

Pursuant to a verbal agreement, the Parent pays a fee to the Company for services provided to certain customers of the Parent equal to 104.2% of the expenses attributable to such activities, excluding income taxes. Included in the statement of operations is fee income of approximately $39,000, which was derived from the Parent.

Fee due from Parent of approximately $42,000 includes expenses incurred in amount less than the expense reimbursements attributable to the Parent.

Reimbursements for the year ended December 31, 2012 were approximately $935,000 which is included in reimbursed expenses in the statement of operations.

### 8. Letter of credit

The Company established an irrevocable standby letter of credit in the amount of approximately $104,000, issued in connection with the operating lease for the office facility in New York. The letter is automatically extended through December 2014.

**9. Commitment**

The Company has an operating lease agreement for office space which is extended through December 31, 2014.

At December 31, 2012, future aggregate minimum annual rent payments under this lease are approximately as follows:

**Year ending December 31,**

| | |
|---|---|
| 2013 | $ 264,000 |
| 2014 | 264,000 |
| | $ 528,000 |

Rent expense, including certain other rent charges, for the year ended December 31, 2012 was approximately $293,000.

**10. Service fee and expense reimbursement arrangement**

The Company maintains a correspondent relationship with a Belgian firm, Petercam S.A., in which the Company services the needs of North American institutions that wish to invest in Belgian securities. In return for their services, the Company receives a service fee of approximately $25,000 annually, which is included in management fee income in the statement of operations.

Petercam S.A. has agreed to reimburse the Company for operating costs, capital expenditures, lease obligations and other mutually agreed upon expenses incurred under the correspondent relationship. Reimbursements for the year ended December 31, 2012, were approximately $1,098,000, which is included in reimbursed expenses in the statement of operations.

**11. Employee benefit plan**

Effective January 1, 2000, the Company adopted the J.P.P. Euro-Securities, Inc. 401(k) Plan (the "Plan") under section 401(k) of the Internal Revenue Code of 1986 (the "Code"), as amended. Under the Plan, all employees eligible to participate may elect to contribute a percentage of their salary up to the maximum allowed under the Code. All full-time employees are eligible for the Plan. The Company matches up to $12,000 per year of each employee's contributions. The Company made contributions of approximately $63,000 in 2012.

**12. Subsequent events**

In January 2013, the Company entered into an agreement with a foreign broker-dealer located in India to solicit and effect security transactions, on behalf of the foreign broker-dealer, in securities traded in non-U.S. markets with U.S. institutional investors. In return for their services, the Company will receive a service fee, as stipulated under the terms of the agreement.